UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

127824

04005237

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 14, 2004

Act Securities Exchange Act of 1934
Section §17
Rule 17a-5
Public Availability 01/28/04

Mr. Daniel Seivert
Principal
3C-WC Partners, LLC
904 Manhattan Avenue, Suite 4
Los Angeles, CA 90266

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Seivert:

We have received your letter on January 13, 2004, in which you request on behalf of 3C-WC Partners, LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 16, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 16, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003. Additionally, you have stated that the firm has conducted limited business and therefore garnered only two consulting related retainer payments totaling $58,750.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 16, 2003, the effective date of the Firm's registration with the Commission.

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You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Staff Attorney

cc: Susan Demando, NASD Regulation

3C-WC PARTNERS, LLC

December 26, 2003

Thomas K. McGowan
Securities and Exchange Commission
450 5th Street NW
Washington DC 20549-0904

Re: 2003 Annual Audit Waiver
3C-WC Partners
CRD No. 126182

Mr. McGowan:

3C-WC Partners, LLC ("the Firm") was approved to do business as a $5,000 broker-dealer on 10/16/2003, with a fiscal year end of 12/31/2003. With only three months of business in 2003 the firm conducted limited business and therefore garnered only two consulting related retainer payments totaling $58,750. The firm did not receive any payments related to closing M&A or capital raising transactions. Nor has it closed any such transactions or received any such payments in its history to date. As such, the Firm respectfully requests an extension of time to submit an audit for the fourth quarter of 2003. The three months of business conducted in 2003 would be recorded in the 2004 annual audit; and this fifteen month audit would be due on or before 60 days after 12/31/2004 in accordance with NASD regulations.

Thank you for considering this request.

Sincerely,

Daniel Seivert
Principal
3C-WC Partners, LLC

904 Manhattan Avenue, Suite 4 • Los Angeles, CA 90266 • tel 310.937.3900 • fax 310.937.3916